IN THE MATTER OF

                      FILE NO. 70-9683

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


              _________________________________



Allegheny Energy, Inc.        Allegheny Energy Supply Company, LLC
10435 Downsville Pike         4350 Northern Pike
Hagerstown, MD 21740          Monroeville, PA 15146-2841


             __________________________________

        THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

     Pursuant  to  Holding  Co.  Release  No.  27349,
     issued  in File No. 70-9683, the Applicants,  on
     July 1, 2001 transferred Allegheny's 5% interest
     (approximately 83 megawatts (MW)) in  the  coal-
     fired   generating  capacity  of  the  Conemaugh
     Generating Station near Johnstown, Pa., and near the Allegheny service area, ("Conemaugh") to AE
     Supply.

          This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.


                              ALLEGHENY ENERGY, INC.

                              /s/ MARLEEN BROOKS

                              Marleen Brooks
                              Secretary of Allegheny Energy, Inc.


Date: August 9, 2001